Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

WORKING TOGETHER TO BE BETTER TOGETHER January 7, 2015 HAPPY NEW YEAR! We would like to take a moment to thank everyone for their hard work and dedication throughout last year and share some news on the integration effort. Together in 2014 we made great progress in many areas, continued to improve quality scores to industry-leading levels, and touched almost 100,000 patient lives with our care and services. Heading into 2015, while we stay focused on our communities and daily work at hand, our Kindred and Gentiva teams also continue to work closely together to prepare for Day 1 upon closure of this transformative transaction. We are on target for a first quarter close and look forward to welcoming our new colleagues into the Kindred family and getting to know each other. The integration between Kindred at Home and Gentiva presents growth opportunities for us, as we seek to identify and share best practices from across the organizations. With Gentiva being the largest provider of home health, hospice, and community care in the United States and Kindred at Home a top provider as well, the combination of our organizations will further enhance our standing, and make Kindred the leading diversified U.S. healthcare organization in the industries it serves. Together our combined company will: Serve more than one million patients and families a year Have a strong geographic presence in 47 states; and Grow our workforce and footprint in our markets We understand that with any integration there are a number of questions about what the future holds. While we are still working through many of the details, we would like to share information we have available today. Again, we encourage you to send any questions you have to KindredatHomeBetterTogether@kindred.com. Business as Usual On Day 1 after closing, business will continue as usual. As many of you are aware from previous integration efforts, your daily roles and responsibilities will remain the same. Our primary goal throughout this integration is to continue delivering the same level of quality patient care. To that end, we want to make sure we are doing all we can to enable you to remain focused on serving our customers and communities. While our organization will grow on Day 1, it will take time for us to effectively integrate the Kindred and Gentiva companies. Our integration teams are busy working to develop a plan that will enable us to seamlessly integrate over 40,000 employees into the Kindred at Home team and serve over a million patients as one combined company. We will be actively identifying best practices and resources from both sides that can be shared, so that together we are one stronger company and so that our people in the business are in positions to be as successful as possible. Thank you again for all of your hard work and diligence. Kindred would not be where it is today without your support, and we are excited to hit this upcoming integration milestone with all of you. We have a lot of momentum right now – keep it going as we are ones that lead the change in healthcare. We want to remind everyone that until closing we need to continue to act independently. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete. THANK YOU, Jon Rousseau President, Care Management Division Chris Gerard Chief Operating Officer, Kindred at Home Todd Higgins Vice President and Chief Financial Officer, Kindred at Home Susan Sender Vice President and Chief Clinical Officer, Kindred at Home continued

Q&A Will there be new job opportunities as a result of the integration? When the transaction is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting career opportunities for many employees. We recognize the opportunities that new positions create for you and your families and appreciate all of your hard work in making Kindred the outstanding company that it is. Throughout the integration effort, we will work to communicate any new job opportunities as soon as they are available, and, as always, you should communicate with your manager about how you can make increased contributions in ways that interest you. What will happen to the Gentiva brands? The Gentiva family of companies will continue to operate their business as usual until further guidance is provided. A key part of the integration team’s focus is how to best operate the combined company, including branding decisions. First and foremost, our goal is to eliminate confusion to our patients and referral sources. Once we have a clearer picture of what branding efforts will look like after we combine the companies, we will share it with you. Certainly the Kindred at Home name will continue to live on into the future. We have heard branches will be consolidating. When will that happen? It is too early in the process for us to know how this will be addressed, but our intent is to run the businesses in our markets with no disruption to account service and care delivery. The vast majority of Kindred at Home and Gentiva branch locations do not sit within close proximity to each other. This is an area that our integration teams will of course address, and we will provide more information as it is available. Since Gentiva has five regions and we have two, what will happen with our regional alignment? What will that reporting structure look like? One of the many things our clients value about Kindred is our ability to provide localized, hands-on support for our patients and families. As we move through the integration process, we will continue to evaluate best practices and develop a structure that makes the most sense for our combined company – one that considers both local knowledge and expertise and efficiency for everyone in the company. We will provide updates as they are available. Given that Gentiva is such a large Home Health and Hospice business, how will this impact our business going forward? We see our integration with Gentiva’s Home Health and Hospice as a unique opportunity to provide patients with a seamless care transition, by increasing our scale and ability to serve more patients and by entering new geographic areas. We will have an enhanced strategic position in current markets, as well as expanded relationships in communities. Our integration with Gentiva will bring new service offerings and training programs to the Kindred family, which will offer our patients a stronger and broader set of care options. As a part of the integration effort, we will provide cross-training on the Gentiva and Kindred companies and services to enable our employees to effectively speak to patients, families and community members about the breadth of our joint company. Until closing we need to continue to act independently. Do not coordinate your actions with theirs or share any competitively sensitive information with them without guidance from legal counsel. From a legal and business perspective, it is critically important to maintain Kindred’s business as completely independent from Gentiva’s until the closing is complete. continued

Forward-Looking Statements This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred has filed with the SEC a registration statement on Form S-4 (File No. 333-200454), including Amendment No. 1 thereto, that contains a definitive proxy statement of Gentiva that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on December 18, 2014, and Kindred and Gentiva commenced mailing the definitive proxy statement/prospectus to Gentiva stockholders on December 22, 2014. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain copies of the definitive proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, http://www.sec.gov. Those documents, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com. Participants in Solicitation Kindred, Gentiva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/ prospectus regarding the proposed merger using the contact information above.